UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _____________

Commission file number: 1-16725

The Principal Select Savings Plan for Employees

(Full title of the plan)

Principal Financial Group, Inc.

(Name of Issuer of the securities held pursuant to the plan)

711 High Street

Des Moines, Iowa 50392

(Address of principal executive offices) (Zip Code)

Report of Independent Registered Public Accounting Firm

To the Plan participants and the Benefit Plans Administration Committee

Principal Financial Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Principal Select Savings Plan for Employees (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2021 and 2020, and the changes in its net assets available for benefits for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since at least 2001, but we are unable to determine the specific year.

/s/Ernst & Young LLP

Des Moines, Iowa

June 28, 2022

The Principal Select Savings Plan for Employees

Statements of Net Assets Available for Benefits

	December 31,
	2021	2020
Assets
Investments at fair value:
Unallocated investment options:
Deferred income annuity	$2,563,503	$2,379,704
Guaranteed interest accounts	27,868,688	29,901,810
Separate accounts	2,532,885,538	2,136,550,326
Principal Financial Group, Inc. Employee Stock
Ownership Plan	122,728,905	96,493,917
Collective investment trusts	1,055,987,019	833,940,817
Self-directed brokerage account	4,773,221	4,163,091
Total invested assets at fair value	3,746,806,874	3,103,429,665
Plan interest in Master Trust Investment Account
at contract value	192,433,866	200,870,948
Total investments	3,939,240,740	3,304,300,613

Receivables:
Contributions receivable from employer	2,754,842	2,478,479
Contributions receivable from participants	229	755
Notes receivable from participants	20,002,761	18,885,249
Other receivables	—	9,204
Total receivables	22,757,832	21,373,687
Net assets available for benefits	$3,961,998,572	$3,325,674,300

See accompanying notes.

The Principal Select Savings Plan for Employees

Statement of Changes in Net Assets Available for Benefits

For the
year ended
December 31,
2021
Additions
Investment income:
Interest	$220,623
Dividends	4,465,918
Net appreciation of investments	582,951,918
Interest in Master Trust Investment Account	2,593,301
Total investment gain	590,231,760

Interest income on notes receivable from participants	1,224,437

Contributions:
Employer	57,738,968
Participants	196,268,536
Total contributions	254,007,504
Total additions	845,463,701

Deductions
Benefits paid to participants	206,049,134
Transfers to affiliated plans, net	1,022,425
Administrative expenses	2,067,870
Total deductions	209,139,429
Net increase	636,324,272

Net assets available for benefits at beginning of year	3,325,674,300
Net assets available for benefits at end of year	$3,961,998,572

See accompanying notes.

The Principal Select Savings Plan for Employees

Notes to Financial Statements

December 31, 2021

1. Significant Accounting Policies

Basis of Accounting

The accounting records of The Principal Select Savings Plan for Employees (the Plan) are maintained on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).

Valuation of Investments and Income Recognition

Investments held by the Plan are stated at fair value, which is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants

The notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Principal Select Savings Plan for Employees

Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

2. Description of the Plan

The Plan is a defined contribution 401(k) plan that was established January 1, 1985. The Plan is available to employees and field managers of Principal Life Insurance Company (Principal Life) and its subsidiaries or affiliates (the Company) who meet eligibility requirements. The Plan Sponsor is Principal Financial Group, Inc. (PFG), the ultimate parent of Principal Life.

Information about the Plan, including eligibility, and benefit provisions is contained in the Summary Plan Description. Copies of the Summary Plan Description are available from Principal Life’s Human Resources Benefits Department or the Company’s intranet. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan Administrator is responsible for the control and administration of the Plan. The Plan Administrator is the Benefit Plans Administration Committee (BPAC). For the purposes of investment and protection of Plan assets, the named fiduciary of the Plan is the Benefit Plans Investment Committee. The Plan is funded through a trust fund that holds group annuity contracts issued by Principal Life and collective investment trusts (CITs) issued by Principal Global Investors Trust Company (PGITC), an indirect wholly owned affiliate of PFG. The PFG Employee Stock Ownership Plan (ESOP), which consists of common stock of PFG, is held in a separate trust. The Trustees of the Trust that hold the group annuity contracts and CITs are employees of Principal Life. Bankers Trust is the Trustee of the Trust that holds PFG common stock in the ESOP. Delaware Charter Guarantee & Trust Company, doing business as Principal Trust Company, an affiliate of PFG, is the Directed Trustee of the self-directed brokerage account (SDBA). Principal Life is the recordkeeper of the Plan.

The Principal Select Savings Plan for Employees

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Contributions

On January 1, 2006, the Company made several changes to the retirement program. Participants who were age 47 or older with at least ten years of service on December 31, 2005, could elect to retain the prior benefit provisions under the qualified defined benefit retirement plan and the Plan and forgo receipt of the additional benefits offered by amendments to the Plan. The participants who elected to retain the prior benefit provisions are referred to as “Grandfathered Choice Participants.”

Matching contributions for participants other than Grandfathered Choice Participants were increased from 50% to 75% of deferrals, with the maximum matching deferral increasing from 6% to 8% of eligible pay-period compensation.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions. The participant’s account also receives an allocation of plan earnings and administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are eligible for immediate entry into the Plan with vesting at 100% after three years. The funds accumulate along with interest and investment return and are available for withdrawal by participants at retirement, termination, or when certain withdrawal specifications are met. The participants may also obtain loans of their vested accrued benefit, subject to certain limitations described in the governing document (the Plan Document). The federal and state income taxes of the participant are deferred (except in the case of Roth deferrals) on the contributions until the funds are withdrawn from the Plan.

Forfeitures

Upon termination of employment, participants forfeit their non-vested balances. Forfeited amounts are used to reduce Company contributions. As of December 31, 2021 and 2020, forfeited non-vested account balances totaled $15,634 and $17,042, respectively. In 2021 and 2020, employer contributions were reduced by $2,024,938 and $1,282,024, respectively, from forfeited non-vested accounts.

The Principal Select Savings Plan for Employees

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Participant Loans

The Plan provides for loans to active participants, which are considered a participant-directed investment of his/her account. The loan is a Plan asset, but only the borrowing participant’s account shares in the interest paid on the loan or bears any expense or loss incurred because of the loan. The rate of interest is 2% higher than the Federal Reserve “Bank Prime Loan” rate at the time of the loan. The rate is set the day a loan is approved. Loans merged into the Plan come with existing rates at the time of the merger.

The loan rates were as follows:

Participant Loan Dates	Rates
January 1, 2013 to December 16, 2015	5.25%
December 17, 2015 to December 14, 2016	5.50%
December 15, 2016 to March 21, 2017	5.75%
March 22, 2017 to June 20, 2017	6.00%
June 21, 2017 to December 19, 2017	6.25%
December 20, 2017 to March 27, 2018	6.50%
March 28, 2018 to June 19, 2018	6.75%
June 20, 2018 to October 2, 2018	7.00%
October 3, 2018 to December 25, 2018	7.25%
December 26, 2018 to August 6, 2019	7.50%
August 7, 2019 to September 24, 2019	7.25%
September 25, 2019 to November 5, 2019	7.00%
November 6, 2019 to March 3, 2020	6.75%
March 4, 2020 to March 10, 2020	6.68%
March 11, 2020 to March 17, 2020	6.25%
March 18, 2020 to March 24, 2020	5.82%
March 25, 2020 to December 31, 2021	5.25%

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, affected participants will become fully vested in their accounts.

The Principal Select Savings Plan for Employees

Notes to Financial Statements (continued)

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the IRS) dated October 12, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. The Plan and the Trust are required to operate in conformity with the terms of the Plan Document and the Code to maintain the tax-exempt status of the Trust. BPAC and the Company believe the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believe the related Trust is tax-exempt.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. BPAC relies on the representations of the corporate tax department regarding the tax positions taken by the Plan and has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4. Fair Value of Financial Instruments (excluding interest in Master Trust Investment Account)

Valuation Hierarchy

Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels.

•	Level 1 – Fair values are based on unadjusted quoted prices in active markets for identical assets. The Plan’s Level 1 assets include the Principal Financial Group, Inc. ESOP and the SDBA.

•	Level 2 – Fair values are based on inputs other than quoted prices within Level 1 that are observable for the asset, either directly or indirectly. The Plan’s Level 2 assets include separate accounts and CITs and are reflected at the net asset value (NAV).

•	Level 3 – Fair values are based on significant unobservable inputs for the asset. The Plan’s Level 3 assets include the deferred income annuity and guaranteed interest accounts.

There were no transfers between levels during 2021 and 2020.

The Principal Select Savings Plan for Employees

Notes to Financial Statements (continued)

4. Fair Value of Financial Instruments (excluding interest in Master Trust Investment Account) (continued)

Determination of Fair Value

The following discussion describes the valuation methodologies used for assets measured at fair value on a recurring basis. The techniques utilized in estimating the fair values of financial instruments are reliant on the assumptions used. Care should be exercised in deriving conclusions based on the fair value information of financial instruments presented below.

Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument. Such estimates do not consider the tax impact of the realization of unrealized gains or losses. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial instrument. There were no significant changes to the valuation processes during 2021 or 2020.

The unallocated investment options consist of a deferred income annuity, guaranteed interest accounts under a guaranteed benefit policy (as defined in section 401(b) of ERISA), and separate accounts (as defined in ERISA section 3(17)) of Principal Life. The deferred income annuity and guaranteed interest accounts are reported at fair value while the separate accounts are reported at NAV as determined by Principal Life. These unallocated investment options are non-benefit-responsive.

Deferred Income Annuity

The deferred income annuity cannot be sold to a third party; thus, the only option to exit the deferred income annuity is to withdraw or transfer the funds. The fair value for each deferred income annuity surrendered within 90 days from the date of the purchase is the purchase amount of the surrendered portion. The fair value for each deferred income annuity surrendered more than 90 days after the date of the purchase is the lesser of the guaranteed income balance or the commuted value associated with the surrendered portion of the deferred income annuity. The fair value will never be greater than and may be less than the guaranteed income balance associated with the surrendered portion of the deferred income annuity. The fair value of the deferred income annuity is reflected in Level 3.

Guaranteed Interest Accounts

The guaranteed interest accounts cannot be sold to a third party; thus, the only option to exit the guaranteed interest accounts is to withdraw or transfer the funds prior to maturity for an event other than death, disability, termination, or retirement. The fair value represents guaranteed interest account values adjusted to reflect current market interest rates only to the extent such market rates exceed contract crediting rates. This value represents contributions allocated to the guaranteed interest accounts, plus interest at the contractually guaranteed rate, less funds used to pay Plan benefits and Principal Life’s administrative expenses. The fair value of the guaranteed interest accounts is reflected in Level 3.

The Principal Select Savings Plan for Employees

Notes to Financial Statements (continued)

4. Fair Value of Financial Instruments (excluding interest in Master Trust Investment Account) (continued)

Separate Accounts

Separate accounts are designed to deliver safety and stability by preserving principal and accumulating earnings. The separate account assets include, but are not limited to, contributions invested in domestic and international common stocks, high-quality short-term debt securities, real estate, private market bonds and mortgages, and high-yield fixed income securities that are slightly below investment grade, all of which are valued at fair value. The NAV of each of the separate accounts is calculated in a manner consistent with GAAP for investment companies and is determinative of their fair value and represents the price at which the Plan would be able to initiate a transaction. The fair value of the underlying funds and securities is used to determine the NAV of the separate account, which is not publicly quoted. The fair value of the underlying mutual funds and equity securities are based on quoted prices of identical assets. The fair value of the underlying fixed income securities are based on third-party pricing vendors that utilize observable market information. The fair value of all separate accounts is reflected in Level 2.

One separate account invests in real estate, for which the fair value of the underlying real estate is based on unobservable inputs and used to determine the NAV of the separate account. The fair value of the underlying real estate is estimated using discounted cash flow valuation models that utilize public real estate market data inputs such as transaction prices, market rents, vacancy levels, leasing absorption, market cap rates, and discount rates. In addition, each property is appraised annually by an independent appraiser. During 2020 and 2021, this specific separate account had a temporary withdrawal limitation related to turmoil in the credit markets that resulted in a sharp slowdown in the sale of commercial real estate assets. See Note 5 for further discussion related to contingencies.

Principal Financial Group, Inc. ESOP

The ESOP is reported at fair value based on the quoted closing market price of PFG’s stock on the last business day of the Plan year and is reflected in Level 1.

Collective Investment Trusts

The CITs invest in growth and value stocks of small, medium and large market capitalization companies, fixed-income securities, domestic and foreign securities, securities denominated in foreign currencies, investment companies (including index funds), securitized products, U.S. government and U.S. government-sponsored securities and derivatives. The NAV of the CITs is calculated in a manner consistent with GAAP for investment companies and is determinative of their fair value and represents the price at which the Plan would be able to initiate a transaction. The fair value of the underlying funds and securities is used to determine the NAV of the CITs. The CITs are reflected in Level 2.

The Principal Select Savings Plan for Employees

Notes to Financial Statements (continued)

4. Fair Value of Financial Instruments (excluding interest in Master Trust Investment Account) (continued)

Self-Directed Brokerage Account

Plan participants have access to a limited number of mutual funds through the SDBA. The SDBA is reflected in Level 1.

Assets Measured at Fair Value on a Recurring Basis

Assets measured at fair value on a recurring basis are summarized below.

	As of December 31, 2021
	Assets	Fair Value Hierarchy Level
	measured
	at fair
	value	Level 1	Level 2	Level 3
Assets
Deferred income annuity	$2,563,503	$—	$—	$2,563,503
Guaranteed interest accounts	27,868,688	—	—	27,868,688
Separate accounts	2,532,885,538	—	2,532,885,538	—
Principal Financial Group, Inc. ESOP	122,728,905	122,728,905	—	—
Collective investment trusts	1,055,987,019	—	1,055,987,019	—
Self-directed brokerage account	4,773,221	4,773,221	—	—
Total invested assets, excluding Plan interest in Master Trust Investment Account	$3,746,806,874	$127,502,126	$3,588,872,557	$30,432,191

	As of December 31, 2020
	Assets	Fair Value Hierarchy Level
	measured
	at fair
	value	Level 1	Level 2	Level 3
Assets
Deferred income annuity	$2,379,704	$—	$—	$2,379,704
Guaranteed interest accounts	29,901,810	—	—	29,901,810
Separate accounts	2,136,550,326	—	2,136,550,326	—
Principal Financial Group, Inc. ESOP	96,493,917	96,493,917	—	—
Collective investment trusts	833,940,817	—	833,940,817	—
Self-directed brokerage account	4,163,091	4,163,091	—	—
Total invested assets, excluding Plan interest in Master Trust Investment Account	$3,103,429,665	$100,657,008	$2,970,491,143	$32,281,514

Changes in Level 3 Fair Value Measurements

The reconciliation for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2021 and 2020, was as follows:

	For the year ended December 31, 2021
							Changes in
							Unrealized
	Beginning						Gains (Losses)
	Asset					Ending Asset	Included in Changes
	Balance					Balance	in Net Assets
	as of				Transfers	as of	Available for
	January 1,				In (Out) of	December 31,	Benefits Relating to
	2021	Interest*	Purchases**	Sales**	Level 3	2021	Positions Still Held
Assets
Deferred income annuity	$2,379,704	$(105,696)	$536,250	$(246,755)	$—	$2,563,503	$(105,696)
Guaranteed interest accounts	29,901,810	(69,745)	9,267,592	(11,230,969)	—	27,868,688	(290,368)
Total	$32,281,514	$(175,441)	$9,803,842	$(11,477,724)	$—	$30,432,191	$(396,064)

	For the year ended December 31, 2020
							Changes in
							Unrealized
	Beginning						Gains (Losses)
	Asset					Ending Asset	Included in Changes
	Balance					Balance	in Net Assets
	as of				Transfers	as of	Available for
	January 1,				In (Out) of	December 31,	Benefits Relating to
	2020	Interest*	Purchases**	Sales**	Level 3	2020	Positions Still Held
Assets
Deferred income annuity	$2,144,958	$14,936	$516,878	$(297,068)	$—	$2,379,704	$14,936
Guaranteed interest accounts	30,880,909	606,112	14,446,954	(16,032,165)	—	29,901,810	262,677
Total	$33,025,867	$621,048	$14,963,832	$(16,329,233)	$—	$32,281,514	$277,613

*	Includes interest and unrealized gains or losses.
**	Includes contributions, transfers from affiliated and unaffiliated plans, transfers to other investments via participant election, benefits paid to participants, and administrative expenses.

Quantitative Information about Level 3 Fair Value Measurements

The following table provides quantitative information about the significant unobservable inputs used for recurring fair value measurements categorized within Level 3.

	As of December 31, 2021
	Assets
	measured at	Valuation	Unobservable	Input/range	Weighted
	fair value	technique	input description	of inputs	average
Assets
Deferred income annuity	$2,563,503	Discounted cash flow	Long duration interest rate Mortality rate	2.01% ̶ 4.19% See note (1)	3.08%

Guaranteed interest accounts	27,868,688	See note (2)	Interest rate on account	0.10% ̶ 2.35%	0.81%
			Applicable interest rate	0.88% ̶ 1.85%	1.13%
				12/31/2021 ̶
			Maturity date	12/31/2027

	As of December 31, 2020
	Assets
	measured at	Valuation	Unobservable	Input/range	Weighted
	fair value	technique	input description	of inputs	average
Assets
Deferred income annuity	$2,379,704	Discounted cash flow	Long duration interest rate Mortality rate	2.01% ̶ 4.19% See note (1)	3.19%

Guaranteed interest accounts	29,901,810	See note (2)	Interest rate on account	0.21% ̶ 2.35%	1.10%
			Applicable interest rate	0.61% ̶ 1.00%	0.66%
				12/31/2020 ̶
			Maturity date	12/31/2026

(1)	This input is based on an industry mortality table and a range does not provide a meaningful presentation.

(2)	If the applicable interest rate is equal to or less than the interest rate on the account, the fair market value is equal to the contract value. If the applicable interest rate is greater than the interest rate on the account, the fair market value is the contract value reduced by a percentage. This percentage is equal to the difference between the applicable interest rate and the interest rate on the account, multiplied by the number of years (including fractional parts of a year) until the maturity date.

5. Contingencies

During the first quarter of 2020, the global spread of COVID-19 resulted in volatility in the public equities market, which also impacted the Principal U.S. Property Separate Account. Due to these and other factors, investors submitted an unusual number of withdrawal requests in a concentrated period of time. To allow for orderly administration and management benefiting all separate account investors, Principal Life implemented a pre-existing contractual limitation to delay withdrawal requests for this separate account. Certain high need payments, such as death, disability, required minimum distributions, and hardship withdrawals, were not subject to the withdrawal limitation. Other withdrawal requests were subject to the limitation and such payments were delayed until certain liquidity levels were achieved. Since the inception of the withdrawal limitation, outstanding withdrawal requests have been paid in multiple payments. Except for certain de minimis payments, payments were made proportionately among all other outstanding withdrawal requests, based upon available liquidity. All withdrawals were transacted at the NAV price at the date of distribution. The withdrawal limitation was in place from March 20, 2020 through July 15, 2021.

While the outcome of any future litigation or regulatory matter cannot be predicted, management does not believe that any future litigation or regulatory matter will have a material adverse effect on our net assets available for benefits. The outcome of such matters is always uncertain, and unforeseen results can occur. It is possible that such outcomes could materially affect net assets available for benefits in a particular year.

6. Interest in Master Trust Investment Account

A portion of the Plan’s investments are in the Principal Select Stable Value Separate Account (PSSVSA), which is reported as a Master Trust Investment Account (MTIA). The MTIA was established for the investment of assets of The Principal Select Savings Plan for Employees and The Principal Select Savings Plan for Individual Field (the Plans). The Plans gain access to the PSSVSA through a group annuity contract (Contract) issued by Principal Life. Each participating plan has an undivided interest in the PSSVSA. The PSSVSA is an insurance company separate account that invests in Morley Stable Income Bond Funds (Bond Funds) and the Principal Liquid Asset Separate Account (PLASA). The Bond Funds are collective investment trusts that invest in investment-grade fixed income securities. The Bond Funds are maintained by PGITC. The PLASA is a separate account that invests in high quality short term instruments. The PSSVSA is valued at contract value as reported to the Plans by Principal Life.

As of December 31, 2021 and 2020, the Plan’s interest in the net assets of the MTIA was approximately 89%. Investment income and administrative expenses are allocated to the individual plans based upon each plan’s interest in the MTIA.

The Contract provides a crediting rate that amortizes portfolio gains and losses over time and accounts for benefit payments to the Plans’ participants at the contract value. Under the Contract, Principal Life agrees to pay any deficiency if the investments in the PSSVSA have been exhausted for benefit payments and the contract value is greater than zero. The objective of the PSSVSA is to preserve capital, credit relatively stable returns consistent with its comparatively low risk profile, and provide liquidity for benefit-responsive payments. The crediting interest rate is based on a formula agreed upon with Principal Life, but it may not be less than 0%. Such interest rates are reviewed on a monthly basis for resetting.

The Principal Select Savings Plan for Employees

Notes to Financial Statements (continued)

6. Interest in Master Trust Investment Account (continued)

Certain events limit the ability of the Plans to transact at contract value with Principal Life when material event withdrawals are made, including (1) certain events that result in the termination of employment of a group of participants (including through layoffs or early retirement incentive programs instituted by the Company) representing 25% or more of the Plan Members in any calendar year, (2) a certain spin-off or sale of the Company’s business entity or location that affect more than 25% of the Plan Members, (3) certain adoptions of amendments to one of the plans, any change in practice, or any change in participant withdrawal rights under one of the plans. The Plans do not believe that the occurrence of any such material event is probable.

As required by Accounting Standards Codification (ASC) 962, Plan Accounting – Defined Contribution Pension Plans, the Statements of Net Assets Available for Benefits present the fair value of investments, excluding the fully benefit-responsive investment contract which is presented at contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The net assets, including investments, of the MTIA was as follows:

	December 31, 2021
	MTIA	Plan interest in the MTIA
PLASA	$5,901,059	$5,258,840
Bond Funds	210,043,161	187,183,939
Total assets	215,944,220	192,442,779
Payables	(10,001)	(8,913)
Total net assets at contract value	$215,934,219	$192,433,866

	December 31, 2020
	MTIA	Plan interest in the MTIA
PLASA	$4,740,264	$4,240,627
Bond Funds	219,815,469	196,646,289
Total assets	224,555,733	200,886,916
Payables	(17,849)	(15,968)
Total net assets at contract value	$224,537,884	$200,870,948

The Principal Select Savings Plan for Employees

Notes to Financial Statements (continued)

6. Interest in Master Trust Investment Account (continued)

Investment income for the MTIA was as follows:

	For the year ended December 31, 2021
	MTIA	Plan interest in the MTIA
Interest income	$3,192,582	$2,845,130
Expenses	(298,147)	(251,829)
Total investment income	$2,894,435	$2,593,301

7. Related Party Transactions

In addition to the transactions with parties in interest discussed herein, Principal Life provides recordkeeping services to the Plan and receives fees. There is a fee charged by Principal Life for the guarantee it provides for participant balances that allows participants to transact at contract value for the PSSVSA. Fees were paid by Plan participants. The Company may pay other Plan expenses from time to time. The ESOP received $4,398,792 in dividends from PFG in 2021.

These transactions are exempt from the prohibited transactions rules of ERISA.

8. Form 5500

The following table reconciles net assets available for benefits per the Statements of Net Assets Available for Benefits to the Form 5500:

	December 31,
	2021	2020
Net assets available for benefits per the Statements of Net Assets Available for Benefits	$3,961,998,572	$3,325,674,300
Adjustments from contract value to fair value for fully benefit-responsive investment contract	570,083	6,184,572
Net assets available for benefits per the Form 5500	$3,962,568,655	$3,331,858,872

The following table reconciles the Statement of Changes in Net Assets Available for Benefits to the Form 5500:

December 31,
2021
Net change from contract value to fair value for fully benefit-responsive investment contracts	$(5,614,489)
MTIA investment income	2,593,301
Net investment loss from MTIA per the Form 5500	$(3,021,188)

The Principal Select Savings Plan for Employees

Notes to Financial Statements (continued)

8. Form 5500 (continued)

GAAP requires that the Plan reports interest in fully benefit-responsive contracts at contract value, while the Form 5500 is required to report these investments at fair value.

9. Subsequent Events

Effective January 1, 2023, The Principal Select Savings Plan for Employees and The Principal Select Savings Plan for Individual Field will merge into one plan.

The Principal Select Savings Plan for Employees

EIN: 42-1520346      Plan Number: 003

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2021

	Description of	Current
Identity of Issue	Investment	Value
Principal Life Insurance Company*	Deposits in deferred income annuity	$2,563,503

Principal Life Insurance Company*	Deposits in guaranteed interest accounts	27,868,688

Principal Life Insurance Company*	Deposits in insurance company Small-Cap Value II Separate Account	42,551,420

Principal Life Insurance Company*	Deposits in insurance company U.S. Property Separate Account	232,494,737

Principal Life Insurance Company*	Deposits in insurance company Core Plus Bond Separate Account	138,819,106

Principal Life Insurance Company*	Deposits in insurance company Diversified International Separate Account	200,172,317

Principal Life Insurance Company*	Deposits in insurance company Large-Cap Stock Index Separate Account	515,862,684

Principal Life Insurance Company*	Deposits in insurance company Government and High Quality Bond Separate Account	45,306,469

Principal Life Insurance Company*	Deposits in insurance company Mid-Cap Separate Account	339,800,268

Principal Life Insurance Company*	Deposits in insurance company Origin Emerging Markets Separate Account	110,843,099

Principal Life Insurance Company*	Deposits in insurance company Diversified Real Asset Separate Account	13,599,714

The Principal Select Savings Plan for Employees

EIN: 42-1520346      Plan Number: 003

Schedule H, Line 4i – Schedule of Assets (continued)
(Held at End of Year)

	Description of	Current
Identity of Issue	Investment	Value
Principal Life Insurance Company*	Deposits in insurance company Inflation Protection Separate Account	$53,986,066

Principal Life Insurance Company*	Deposits in insurance company Large-Cap Growth I Separate Account	242,315,092

Principal Life Insurance Company*	Deposits in insurance company Blue Chip Separate Account	109,705,576

Principal Life Insurance Company*	Deposits in insurance company Small-Cap Growth I Separate Account	100,417,240

Principal Life Insurance Company*	Deposits in insurance company Small-Cap Stock Index Separate Account	227,637,162

Principal Life Insurance Company*	Deposits in insurance company Equity Income Separate Account	159,374,588

Principal Global Investors Trust Company*	Collective investment trust Lifetime Hybrid 2010	12,468,320

Principal Global Investors Trust Company*	Collective investment trust Lifetime Hybrid 2015	4,779,270

Principal Global Investors Trust Company*	Collective investment trust Lifetime Hybrid 2020	85,606,705

Principal Global Investors Trust Company*	Collective investment trust Lifetime Hybrid 2025	61,771,955

Principal Global Investors Trust Company*	Collective investment trust Lifetime Hybrid 2030	244,150,903

The Principal Select Savings Plan for Employees

EIN: 42-1520346      Plan Number: 003

Schedule H, Line 4i – Schedule of Assets (continued)
(Held at End of Year)

	Description of	Current
Identity of Issue	Investment	Value
Principal Global Investors Trust Company*	Collective investment trust Lifetime Hybrid 2035	$76,831,538

Principal Global Investors Trust Company*	Collective investment trust Lifetime Hybrid 2040	229,793,959

Principal Global Investors Trust Company*	Collective investment trust Lifetime Hybrid 2045	57,804,154

Principal Global Investors Trust Company*	Collective investment trust Lifetime Hybrid 2050	166,181,587

Principal Global Investors Trust Company*	Collective investment trust Lifetime Hybrid 2055	44,742,132

Principal Global Investors Trust Company*	Collective investment trust Lifetime Hybrid 2060	34,845,691

Principal Global Investors Trust Company*	Collective investment trust Lifetime Hybrid 2065	6,681,964

Principal Global Investors Trust Company*	Collective investment trust Lifetime Hybrid Income	30,328,841

Principal Life Insurance Company*	Self-directed brokerage account	4,773,221

Principal Financial Group, Inc.*	1,696,791 shares of Principal Financial Group, Inc. ESOP	122,728,905

The Principal Select Savings Plan for Employees

EIN: 42-1520346      Plan Number: 003

Schedule H, Line 4i – Schedule of Assets (continued)
(Held at End of Year)

	Description of	Current
Identity of Issue	Investment	Value
Loans to participants*	Notes receivable from participants with varying maturity dates and interest rates ranging from 3.25% to 9.75%	$20,002,761
		$3,766,809,635

*Indicates party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of The Principal Select Savings Plan for Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PRINCIPAL SELECT SAVINGS PLAN FOR EMPLOYEES
by Benefit Plans Administration Committee

Date:	June 28, 2022	By	/s/ Lisa Coulson
Lisa Coulson
Committee Chair

Exhibit Index

The following exhibit is filed herewith:

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